						Exhibit 12.1
						11/19/2009
GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2008
and the year to date September 30, 2009

						Nine
						Months
						Ended
Year ended December 31,						September 30,
	2004	2005	2006	2007	2008	2009
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$1,081,028	$1,197,831	$1,236,845	$1,262,232	$1,410,963	$1,092,836
Interest expense, net of amounts capitalized	240,572	297,313	319,894	345,538	347,419	294,527
Distributions on mandatorily redeemable preferred securities	15,948	0	0	0	0	0
AFUDC - Debt funds	10,295	11,812	12,354	28,469	39,609	28,400
Earnings as defined	$1,347,843	$1,506,956	$1,569,093	$1,636,239	$1,797,991	$1,415,763

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$179,219	$215,264	$217,954	$270,429	$325,774	$280,620
Interest on affiliated loans	46,512	68,735	87,672	65,769	22,574	9,917
Interest on interim obligations	24	0	0	8,463	3,114	538
Amort of debt disc, premium and expense, net	16,812	17,109	17,054	18,431	19,994	15,268
Other interest charges	8,301	8,017	9,571	10,915	15,571	16,584
Distributions on mandatorily redeemable preferred securities	15,948	0	0	0	0	0
Fixed charges as defined	$266,816	$309,125	$332,251	$374,007	$387,027	$322,927

RATIO OF EARNINGS TO FIXED CHARGES	5.05	4.87	4.72	4.37	4.65	4.38